Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10020 troutman.com

September 11, 2023

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F. Street, N.E. Washington, D.C. 20549 Attention: Perry Hindin

Re:	PolyMet Mining Corp. Schedule 13E-3 filed on August 22, 2023 File No. 005-82296

Ladies and Gentlemen:

On behalf of PolyMet Mining Corp., company existing under the laws of the Province of British Columbia, we have set forth below responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated August 31, 2023 (the "Comment Letter") with respect to the Schedule 13E-3, File No. 005-82296 (the "Schedule 13E-3") filed on August 22, 2023 by the Company and the other filing persons named therein. For your convenience, the Staff's comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the "Amendment") or the revised management proxy circular as Exhibit (a)(2)(i) thereto (the "Revised Circular"), as the case may be, filed concurrently with the submission of this Comment Letter in response to the Staff's comments. The Amendment and the Revised Circular each incorporate the changes made in response to the Staff's comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Circular indicating changes against the Schedule 13E-3 and the Revised Circular attached as Exhibit (a)(2)(i) thereto, respectively, are being provided separately to the Staff via email.

Schedule 13E-3 filed on August 22, 2023

General

1. Disclosure throughout the proxy circular indicates that the Board determined that the Arrangement is in the best interest of the Company and fair to the "Minority Shareholders." Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase "Minority Shareholders" applies to any other directors and officers of the Company or its affiliates who are not necessarily shareholders of, or otherwise affiliated with, Glencore or its affiliates. Disclosure regarding the Board's fairness determination with respect to the phrase "Minority Shareholders," as opposed to unaffiliated holders of Shares, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In responding to this comment, consider the disclosure on page 14 and elsewhere that "Glencore believes that the Arrangement is fair to the Company's 'unaffiliated security holders' as defined in Rule 13E-3 under the U.S. Exchange Act." We acknowledge the discussion on page 84 under the heading "Minority Approval," but it is not clear from such disclosure whether the aforementioned directors and officers are included in the carveout found in clauses (i) or (ii) of such discussion. In addition, the second paragraph of such discussion only notes that "[t]he Shares held, directly or indirectly, by Glencore...will be excluded from the vote of the Minority Shareholders."

Securities and Exchange Commission September 11, 2023 Page 2

The Company respectfully acknowledges the Staff's comment and advises the Staff that the phrase "Minority Shareholders" includes directors and officers of the Company or its affiliates who are not necessarily shareholders of, or otherwise affiliated with, Glencore or its affiliates.

The Company respectfully advises the Staff that the definition of "Minority Shareholders" in the Letter to Shareholders and on page 113 of the Revised Circular has been revised to provide that "Minority Shareholders" includes the Company's "unaffiliated security holders" as defined in Rule 13E-3 under the U.S. Exchange Act.

Forward-Looking Information, page ii

2. Disclosure states that "[t]his Circular contains...'forward-looking statements' within the meaning of the U.S. Securities Laws..., and PolyMet intends that such forward-looking statements be subject to the safe harbors created thereby." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy circular to remove any reference to such safe harbor provisions. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

The Company respectfully acknowledges the Staff's comment and advises the Staff it has removed any reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Company advises the Staff that it will refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Position of Polymet as to the Fairness of the Arrangement, page 27

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors in clauses (ii) through (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure in the second to last bullet point on page 29, but please refer to our comment above regarding the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please also consider this comment with respect to the position of Glencore as to the fairness of the Arrangement disclosed on pages 50 through 52 with respect to the factors in clauses (ii) through (v) and clause (viii) of Instruction 2 to Item 1014 and the procedural safeguards in Item 1014(c) and (e).

Securities and Exchange Commission September 11, 2023 Page 3

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 2, 31, and 52 of the Revised Circular.

Formal Valuation and Maxit Fairness Opinion, page 32

4. Disclosure on page 34 indicates that Maxit reviewed certain "internal Management forecasts, development and operating projections, estimates (including future estimates of mineable resources) and budgets prepared or provided by or on behalf of PolyMet" in connection with rendering the Formal Valuation and Maxit Fairness Opinion. To the extent these forecasts, projections, etc. and related assumptions are not disclosed in their entirety in Appendix C, please disclose in the proxy circular. Please also consider this comment with respect to the "certain internal financial forecasts" referenced in clause (i) on page 46 describing information that Paradigm reviewed in rendering the Paradigm Fairness Opinion.

The Company respectfully acknowledges the Staff's comment and confirms to the Staff that all internal Management forecasts, development and operating projections, estimates and budgets reviewed by Maxit in connection with rendering the Formal Valuation and Maxit Fairness Opinion are disclosed in their entirety in Appendix C.

The Company also confirms to the Staff that all internal Management forecasts, development and operating projections, estimates and budgets reviewed by Paradigm in connection with rendering the Paradigm Fairness Opinion are disclosed in their entirety in Appendix C other than related assumptions made by Paradigm otherwise disclosed on pages 47 through 50 of the Revised Circular.

Paradigm Engagement and Background, page 45

5. Disclosure indicates that "Paradigm is being paid a work fee of US$50,000 on a monthly basis, which 50% of the work fee will be applied towards any success fee and a success fee equal to 0.65% of the enterprise value of the Arrangement." Please quantify the success fee in U.S. dollars.

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 45 of the Revised Circular.

Opinions of Financial Advisors, page 49

6. Disclosure on page 49 refers to "[t]he summary of Paradigm's analyses described below," yet unlike corresponding disclosure regarding Maxit's analyses included on pages 36 through 44, there is no comparable summary of Paradigm's analyses. Please revise to provide the disclosure described in Item 1015(b)(6) of Regulation M-A. In responding to this comment, please also note Exchange Act Rule 13e-3(e)(1)(ii).

Securities and Exchange Commission September 11, 2023 Page 4

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 49 through 50 of the Revised Circular.

Certain Effects of the Arrangement, page 52

7. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 53 of the Revised Circular.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 212.704.6030.

Sincerely, /s/ Joseph Walsh, Esq. Joseph Walsh, Esq.

cc:

Via Email

Patrick Keenan, PolyMet Mining Corp.

Shona Smith, Troutman Pepper Hamilton Sanders LLP

Denise C. Nawata, Farris LLP

Adam Taylor, McCarthy Tétrault LLP

Eoghan P. Keenan, Weil, Gotshal & Manges LLP